Longleaf Partners Funds

Month-End Data at 12/31/11

	Partners LLPFX	Small-Cap LLSCX	International LLINX
Net Assets (millions)	$7,954	$3,038	$1,571
NAV per share	$26.65	$25.23	$11.90
Cusip	54306910-8	54306920-7	54306940-5
		(Closed 7/97)

Average Annual Returns

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Partners	S&P 500	Small-Cap	Russell 2000	International	EAFE
Year-to-date	(2.85)%	2.11%	1.79%	(4.18)%	(20.29)%	(12.14)%
Month	0.14%	1.02%	1.37%	0.66%	(2.84)%	(0.95)%
Quarter	10.53%	11.82%	9.11%	15.47%	0.55%	3.33%
One Year	(2.85)%	2.11%	1.79%	(4.18)%	(20.29)%	(12.14)%
Three Year	20.72%	14.11%	22.96%	15.63%	3.73%	7.65%
Five Year	(2.85)%	(0.25)%	1.40%	0.15%	(4.91)%	(4.72)%
Ten Year	3.74%	2.92%	8.73%	5.62%	2.95%	4.67%
15 Year	7.30%	5.45%	9.96%	6.25%	na	na
20 Year	10.31%	7.81%	11.32%	8.52%	na	na
Inception	10.58%	8.53%	10.18%	8.60%	7.27%	3.00%
Inception date	4/8/87		2/21/89		10/26/98

These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or visit the Advisor’s website, southeasternasset.com, for the most recent performance information or southeasternasset.com/misc/prospectus.cfm for a current copy of the Funds’ Prospectus and Summary Prospectus, both of which should be read carefully before investing, for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged indices referenced above include reinvested dividends and distributions. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than the purchase price. This material should be preceded or accompanied by a Prospectus.

Portfolio Composition

	Partners	Small-Cap	International
Cash	4.7%	2.6%	3.7%
Short-term cash equivalents	1.0%	0.0%	3.2%

	5.7%	2.6%	6.9%
Common Stock & Options:
Domestic	76.8%	82.4%	8.4%
Foreign	15.8%	14.5%	84.3%
Bonds	1.5%	0.0%	0.2%
Other	0.2%	0.5%	0.2%

Total Net Assets	100.0%	100.0%	100.0%

Number of Securities	21	21	23

Most Recent Quarter-End - December 31, 2011

	Partners	Small-Cap	International
Weighted market cap (millions)	$24,025	$3,011	$13,904
Median market cap (millions)	$14,931	$2,428	$8,148
Expense ratio	0.91%	0.92%	1.37%
Portfolio Turnover (five year avg)	26.73%	23.56%	35.17%